Exhibit 5.1

OPINION OF ROPES & GRAY LLP

November 17, 2004

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

Ladies and Gentlemen:

This opinion is furnished to you in connection with a registration statement on Form S-3 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, for the registration of $350,000,000 aggregate principal amount of 2% Convertible Debentures due May 1, 2024 (the “Debentures”) of Reebok International Ltd. (the “Company”) and 6,828,010 shares of common stock, $0.01 par value per share (the “Shares”) initially issuable upon conversion of the Debentures. The Debentures were issued under an indenture dated as of April 30, 2004 between the Company and U.S. Bank National Association (the “Indenture”). All of the Debentures and Shares are being registered on behalf of the holders of the Debentures.

We have acted as counsel for the Company in connection with the preparation and filing of the Registration Statement. In connection with this opinion, we have examined the Registration Statement, the Indenture, which has been filed as an exhibit to the Registration Statement, and the Common Stock Rights Agreement dated as of June 5, 2000, as amended (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent, pursuant to which the common stock purchase rights (the “Rights”) associated with the Shares are to be issued. We have also examined such documents and made such other investigation as we have deemed appropriate to render the opinions set forth below. As to matters of fact material to our opinions, we have relied, without independent verification, on representations made in the Indenture and the purchase agreement relating to the Debentures and on certificates and other inquiries of officers of the Company and of public officials.

We express no opinion as to the applicability of, compliance with or effect of federal law or the law of any jurisdiction other than The Commonwealth of Massachusetts, the laws of the State of New York and the federal laws of the United States of America.

Based upon the foregoing, we are of the opinion that:

1.             The Debentures constitute valid and binding obligations of the Company enforceable against it in accordance with their terms.

2.             The Shares have been duly authorized and, when issued upon conversion of the Debentures, will be validly issued, fully paid and nonassessable.

3.             The Rights that, pursuant to the Rights Agreement are to be issued with the Shares will, upon issuance in accordance with the Rights Agreement, be valid and binding obligations of the Company enforceable against the Company in accordance with their terms.

Our opinions in paragraph 1 and 3 are subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors and to general principles of equity. In particular, in connection with our opinion in paragraph 3, we note that the enforceability of the Rights against the Company may depend on whether a court believes that maintaining the Rights Agreement is a reasonable response to any particular proposal to acquire the Company.

We understand that this opinion is to be used in connection with the Registration Statement. We hereby consent to the filing of this opinion as part of the Registration Statement and to the use of our name therein and in the related prospectus under the caption “Validity of Securities.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/    ROPES & GRAY LLP

Ropes & Gray LLP